UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

2 November 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction in Own Shares

2nd November 2021

RE-ISSUE OF TREASURY SHARES

CRH plc announces that yesterday, 1st November 2021, it transferred to participants in its employee share schemes 29,692 Ordinary Shares at prices of €20.825 and €23.39 per Ordinary Share and at prices between £16.16 and £20.83 per Ordinary Share.

Following the above transaction, CRH plc holds 20,778,527 Ordinary Shares in Treasury.  The number of Ordinary Shares in issue (excluding Treasury Shares) is 774,361,811.

Contact
Neil Colgan
Company Secretary
Tel:  003531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 2 November 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary